April 20, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arbinet-thexchange, Inc.—Preliminary Proxy Materials

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, transmitted herewith for filing on behalf of Arbinet-thexchange, Inc. (the “Company”) is the Company’s preliminary proxy statement (the “Proxy Statement”), including a form of proxy, to be furnished to the Company’s stockholders in connection with an annual meeting of stockholders. At the annual meeting, stockholders of the Company will be asked to consider and vote upon a proposal to elect two nominees as Class II directors.

The Company is filing the proxy materials in preliminary form because the Company has commented on or referred to a solicitation in opposition to the Company’s nominees as Class II directors. The Company intends to schedule an annual meeting of stockholders and commence mailing definitive proxy materials to its stockholders as soon as practicable.

If you have any questions or require any further information, please contact the undersigned at (617) 570-1633 or Suzanne Murray at (617) 570-1505.

Very truly yours,

/s/ Joseph L. Johnson III

Joseph L. Johnson III

cc:	Suzanne Murray